[redacted]

08033282

'ATES
\NGECOMMISSION
.C. 20549

Mail Processing Section
DEC 29 2008
Washington, DC
103

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2007 (MM/DD/YY) AND ENDING October, 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kious & Company, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Gold Street SE, Suite 1210
(No. and Street)

Albuquerque	NM	87101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Kious 505-243-3703
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

6100 Uptown Blvd. NE, Suite 400	Albuquerque	NM	87110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 16 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Kious, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kious & Company, Incorporated, as of December 22, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael Kious
Signature

President
Title

OFFICIAL SEAL
Linda B. Hillman
NOTARY PUBLIC
STATE OF NEW MEXICO
My Commission Expires: 3/14/11

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIOUS & COMPANY, INCORPORATED

FINANCIAL STATEMENTS

OCTOBER 31, 2008

TABLE OF CONTENTS

KIOUS & COMPANY, INCORPORATED

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS | BUSINESS CONSULTANTS

www.mossadams.com

Independent Auditors' Report

5-830-6200
5-830-6282

Board of Directors
Kious & Company, Incorporated
Albuquerque, New Mexico

We have audited the accompanying statements of financial condition of Kious & Company, Incorporated (Company) as of October 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kious & Company, Incorporated at October 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by

6100 Uptown Blvd NE, Suite 400
Albuquerque, NM 87110

Board of Directors
Kious & Company, Incorporated
Albuquerque, New Mexico

Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Albuquerque, New Mexico
December 19, 2008

KIOUS & COMPANY, INCORPORATED
STATEMENTS OF FINANCIAL CONDITION
October 31, 2008 and 2007

ASSETS

		2008	2007
Cash and cash equivalents	$	**344,045**	428,795
Cash on deposit with clearing agent		**664,270**	819,263
Trading securities, at market (cost, 2008 $1,331,540 2007 - $167,610)		**1,275,010**	155,298
Receivables from broker/dealer		**119,565**	71,374
Accrued interest receivable		**5,298**	3,574
Furniture and equipment, at cost less allowances for depreciation (2008 $102,017 and 2007 $101,946)		**1,359**	-
Other assets		**12,729**	15,810
	$	**2,422,276**	1,494,114

LIABILITIES AND STOCKHOLDERS' EQUITY

		2008	2007
Payable to clearing agent	$	**1,032,181**	123,497
Reserve for benefit of customers		**1**	1
Other liabilities		**107,049**	88,348
		1,139,231	211,846
Commitment			
Common stock, par value $1.00 per share; authorized 500,000 shares; issued and outstanding 15,000 shares		**15,000**	15,000
Retained earnings		**1,268,045**	1,267,268
		1,283,045	1,282,268
	$	**2,422,276**	1,494,114

See Notes to Financial Statements.

KIOUS & COMPANY, INCORPORATED
STATEMENTS OF INCOME
Years Ended October 31, 2008 and 2007

		2008	2007
Revenues			
Underwriting income	$	7,499	98,496
Trading income		259,873	73,966
Consulting income		22,443	398
Interest, taxable		10,855	50,463
Interest, tax-exempt		13,312	37,462
		313,982	260,785
Operating expenses			
Automotive		716	8,644
Bank fees		17,669	9,238
Depreciation		72	-
General and administrative		60,484	64,516
Insurance		8,124	1,133
Interest		108	75
Professional fees		11,527	10,420
Promotion and education		1,464	3,695
Salaries		208,227	107,095
Subscriptions and dues		4,764	4,993
		313,155	209,809
Operating Income		827	50,976
Loss on sale of property		-	(24,758)
Income before income taxes		827	26,218
Income tax expense		50	19,377
Net income	$	777	6,841

See Notes to Financial Statements.

KIOUS & COMPANY, INCORPORATED
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended October 31, 2008 and 2007

		Common Stock	Retained Earnings	**Total Stockholders' Equity**
Balance, October 31, 2006	$	15,000	1,260,427	**1,275,427**
Net income		-	6,841	**6,841**
Balance, October 31, 2007	$	15,000	1,267,268	**1,282,268**
Net income			777	**777**
Balance October 31, 2008	$	15,000	1,268,045	**1,283,045**

See Notes to Financial Statements.

KIOUS & COMPANY, INCORPORATED
STATEMENTS OF CASH FLOWS
Years Ended October 31, 2008 and 2007

	2008	2007
Cash Flows From Operating Activities		
Net income	$ 777	6,841
Adjustments to reconcile net income to net cash provided by operating activities		
Unrealized (gain) loss on trading activities	(68,841)	3,286
Provision for deferred taxes	-	19,327
Provision for depreciation	72	-
Purchase of trading securities	(56,650,269)	(92,658,591)
Sales of trading securities	55,599,398	93,258,522
Changes in assets and liabilities		
Cash on deposit with clearing agent	154,993	(686,987)
Customer receivables	(48,191)	(1,743)
Employee receivables	-	334
Other assets	3,081	(1,472)
Accrued interest receivable	(1,724)	(3,359)
Other liabilities	18,701	64,038
Total adjustments	(992,780)	(6,645)
Net cash provided (used) by operating activities	(992,003)	196
Cash Flows From Investing Activities		
Purchase of capital assets	(1,431)	-
Cash Flows From Financing Activities		
Net proceeds (payments) of short-term borrowings from clearing agent	908,684	103,454
Net (decrease) increase in cash and cash equivalents	(84,750)	103,650
Cash and cash equivalents at beginning of year	428,795	325,145
Cash and cash equivalents at end of year	$ 344,045	428,795
Supplemental disclosures of cash flow information		
Cash paid during the year for		
Interest	$ 108	75

See Notes to Financial Statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations. Kious & Company, Incorporated (Company) engages in the purchase and selling of municipal bonds and treasury bills in both the primary and secondary markets. The Company also provides financial advisory services to cities, counties, schools, and other New Mexico governmental agencies. The Company's customers are located mainly in New Mexico and include financial institutions, individual investors, mutual funds, insurance companies and governmental agencies.

Customers' Securities. Customers' securities transactions and the related commission income and expenses are recorded on a trade date basis. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Investment Securities. Investment securities are comprised of municipal and other bonds and publicly traded stocks.

Gains and losses on the sale of investment securities are determined using the specific identification method.

Investments in equity securities that have readily determinable fair values and all investments in debt securities are to be classified in three categories and accounted for as follows:

- *Held-to-Maturity.* Debt securities that the Company has the positive intent and ability to hold-to-maturity are classified as held-to-maturity securities and reported at amortized cost.
- *Trading Securities.* Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. All securities held by the Company are classified as trading securities.
- *Available-For-Sale.* Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholder's equity, net of applicable deferred income taxes.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents. For purposes of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held-for-sale in the ordinary course of business. At year-end and throughout the year, there were deposits in excess of federally insured limits. Management believes the Company is not exposed to any significant credit risks on cash and cash equivalents.

Furniture and Equipment. Depreciation of furniture and equipment is provided on a straight-line basis using estimated useful lives of three to ten years.

Income Taxes. The Company accounts for its income taxes in accordance with Financial Accounting Standards Statement No. 109, *Accounting for Income Taxes* (SFAS 109). The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. PROFIT SHARING PLAN

The Company has a profit sharing plan that covers all employees. Contributions to the plan are made at the discretion of the Board of Directors but may not exceed the maximum amount deductible for income tax purposes. There were no contributions to the plan for the years ended October 31, 2008 and 2007.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the aggregate indebtedness would exceed ten times the net capital, as defined). At October 31, 2008, the Company had net capital of $1,214,831 which was in excess of required net capital by $1,114,831 and had a ratio of aggregate indebtedness to net capital of .89 to 1.

NOTE 4. INCOME TAXES

The provision for income taxes consists of the following at October 31:

		2007	2006
Current expense			
Federal	$	-	-
State		50	50
Deferred expense			
Federal		-	16,554
State		-	2,773
	$	50	19,377

Net operating loss carryforwards of $79,434 for federal tax purposes, expire in tax years 2023 to 2026.

During the year ended October 31, 2007, the Company recorded a deferred tax expense of $19,327 offset by a valuation allowance of the same amount. At October 31, 2007 and 2008, all deferred tax assets are offset by a valuation allowance.

NOTE 5. LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

At October 31, 2008 and 2007, there were no liabilities subordinated to claims of creditors, nor were there any such liabilities during those years.

NOTE 6. RENTAL COMMITMENT

The Company's rental expense for 2008 and 2007 was $23,216 and $22,297, respectively. The Company's rental expense is on a month by month basis.

KIOUS & COMPANY, INCORPORATED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
October 31, 2008

Computation of Net Capital	
Total stockholders' equity (qualified for net capital)	$ 1,283,045
Deductions	
Non-allowable assets	
Other assets	15,653
Net Capital Before Haircuts on Security positions	-
Haircuts on security positions	
Trading securities (municipal bonds and governmental securities)	52,561
Net capital	1,214,831
Computation of Basic Net Capital Requirement	
Net capital requirement (6-2/3% of aggregate indebtedness or $100,000, whichever is greater)	100,000
Excess net capital	$ 1,114,831
Computation of Aggregate Indebtedness	
Total liabilities	$ 1,139,231
Percentage of aggregate indebtedness to net capital	89%
Net capital less 10% of aggregate indebtedness	$ 1,169,122

KIOUS & COMPANY, INCORPORATED
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
October 31, 2008

The Company has a special reserve account for the benefit of its customers. However, under Rule 15c3-3(k), exemption (2)(A), the Company is exempt from the computation for determination of reserve requirements pursuant to Rule 15c3-3(e)(1).

KIOUS & COMPANY, INCORPORATED
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
October 31, 2008

1. Customers' fully-paid and excess margin securities not in the respondent's possession and control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within time frames specified under Rule 15c3-3):	$ -
Number of items	None
2. Customers' fully-paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3:	$ -
Number of items	None

KIOUS & COMPANY, INCORPORATED
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
October 31, 2008

There are certain differences between the computation of Net Capital Under Rule 15c3-1, as included in this audited report and the computations included in the Company's unaudited Form X-17A-5, Part II, filing. Such differences arose principally because of year-end adjustments for accrual of income and expense.

	As Reported On Form X-17A-5	Adjustments	As Included Herein
Total stockholders' equity	$ 1,389,646	(105,601)	1,283,045
Deductions, non-allowable assets	15,724	(71)	15,653
Net capital before haircuts	1,373,922	(106,530)	1,267,392
Haircuts	52,561	-	52,561
Net capital	$ 1,321,361	(106,530)	1,214,831
Net capital requirement	$ 100,000	-	100,000
Excess net capital	$ 1,221,361	(106,530)	1,114,831
Total liabilities	$ 975,924	163,307	1,139,231
Percent of aggregate indebtedness to net capital	74%		89%

Independent Auditors' Supplementary Report on Internal Control

To the Board of Directors
Kious & Company, Incorporated

In planning and performing our audit of the financial statements of Kious & Company, Incorporated (Company) as of and for the year ended October 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);

(2) Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13;

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve System Regulation T of the Board of Governors of the Federal Reserve System; and

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

To the Board of Directors
Kious & Company, Incorporated

reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2008, to meet the SEC's objectives.

To the Board of Directors
Kious & Company, Incorporated

This report is intended solely for the information and use of management, the Financial Industry Regulatory Authority (FINRA), the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Albuquerque, New Mexico
December 19, 2008

END